UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nordstrom, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

655664100

(CUSIP Number)

Estate of Bruce A. Nordstrom

1420 Fifth Avenue, Suite 4200

Seattle, WA 98101

(206) 223-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Michael E. Morgan Lane Powell PC 1420 Fifth Avenue, Suite 4200 Seattle, WA 98101 (206) 223-7000

June 4, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Person Estate of Bruce A. Nordstrom
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 10,244,147
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,244,147
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,244,147
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.26%(1)
14	Type of Reporting Person (See Instructions) OO

(1) Based on a total of 163,648,780 shares of the Issuer’s Common Stock, no par value, outstanding as of May 31, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on June 7, 2024.

EXPLANATORY NOTE

This Amendment No. 1 amends the Schedule 13D filed by Estate of Bruce A. Nordstrom on June 5, 2024, to correct an error in the address of the Issuer’s principal executive office. In making the correction, the Reporting Person has updated its share ownership percentage due solely to a change in the Issuer’s reported Common Stock outstanding as of May 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on June 7, 2024.

Item 1.   Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, no par value (the “Common Stock”), of Nordstrom, Inc., a Washington corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1617 Sixth Avenue, Seattle, Washington, 98101.

Item 2.   Identity and Background.

(a)           This Schedule 13D is being filed by Estate of Bruce A. Nordstrom (the “Reporting Person”).

(b)           The principal business address of the Reporting Person is 1420 Fifth Avenue, Suite 4200, Seattle, Washington, 98101.

(c)           Not applicable.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Persons is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

On June 4, 2024, the Reporting Person acquired beneficial ownership of 10,244,147 shares of Common Stock following the death of Mr. Bruce A. Nordstrom, the opening of the probate of his estate, and the issuance of letters testamentary to the co-executors of the estate. No pecuniary or other consideration was exchanged in connection with the Reporting Person’s acquisition of the Common Stock.

Item 4.   Purpose of Transaction.

As set forth in Item 3 above, the Reporting Person acquired beneficial ownership of 10,244,147 shares of Common Stock following the death of Mr. Bruce A. Nordstrom, the opening of the probate of his estate, and the issuance of letters testamentary to the co-executors of the estate. The co-executors of the Reporting Person are Mrs. Margaret Jean O’Roark Nordstrom and Mr. Nordstrom’s two sons, Messrs. Erik and Peter Nordstrom, the two of whom previously announced their desire to make a proposal for consideration by the Issuer’s Board of Directors and explore potential equity financing for a “going private transaction” involving the acquisition of the outstanding shares of Common Stock of the Issuer.

Item 5.   Interest in Securities of the Issuer.

(a)           As of June 13, 2024, the Reporting Person is the beneficial owner of an aggregate of 10,244,147 shares of Common Stock of the Issuer, representing approximately 6.26% of the outstanding shares of Common Stock of the Issuer.

(b)           The Reporting Person has:

(i)           sole power to vote or direct the vote of 10,244,147 shares of Common Stock;

(ii)          shared power to vote or direct the vote of 0 shares of Common Stock;

(iii)         sole power to dispose or direct the disposition of 10,244,147 shares of Common Stock; and

(iv)         shared power to dispose or direct the disposition of 0 shares of Common Stock.

The applicable information required by Item 2 for the Reporting Person is provided in Item 2 above.

(c)           Not applicable.

(d)           The beneficiaries of the Reporting Person ultimately have the right to receive dividends from, or the proceeds from the sale of, such securities.

(e)            Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

There are no other contracts, arrangements, understandings, or relationships (legal or otherwise) among the parties named in Item 2 above and between such persons and any person with respect to any of the Common Stock of the Issuer.

Item 7.   Material to be Filed as Exhibits.

	Exhibit	Method of Filing
Exhibit 1	Power of Attorney dated as of May 29, 2024	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2024
Estate of Bruce A. Nordstrom

	By:	/s/ Margaret Jean O’Roark Nordstrom
Name: Margaret Jean O’Roark Nordstrom
Title: Co-Executor of the Estate of Bruce A. Nordstrom

	By:	/s/ Erik B. Nordstrom
Name: Erik B. Nordstrom
Title: Co-Executor of the Estate of Bruce A. Nordstrom

	By:	/s/ Peter E. Nordstrom
Name: Peter E. Nordstrom
Title: Co-Executor of the Estate of Bruce A. Nordstrom